EXHIBIT 99.4

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

August 3, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration:  000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange:  DFL

Cream Minerals Files Amended Management Discussion and Analysis
Correcting Non Material Information

Vancouver, BC – August 3, 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”)
has filed an Amended Management’s Discussion and Analysis for the period ended March 31, 2012 to correct an error in the table of estimated open-pit inferred mineral resources  which formed part of the updated Mineral Resource Estimate.  The same table appeared in the Company's news release of July 30, 2012.

In both cases the figures in the tables representing total ounces of silver and total silver equivalent ounces were understated.  The corrected table can be found below:

Zone	Tonnes measured	Tonnes indicated	Tonnes measured plus indicated	Tonnes inferred	Gold (g/t)	Silver (g/t)	AgEq (g/t)	Au (oz)	Ag (M oz)	AgEq (M oz)

Dos Hornos 1 50g	1,000,000				0.45	80.97	103.47	14,643	2.60	3.34
		278,000			0.33	71.98	88.63	2,980	0.64	0.79
			1,278,000		0.42	79.41	100.24	17,623	3.24	4.13
				133,000	0.21	59.50	73.53	920	0.27	0.32
Dos Hornos 2 50g	526,000				0.73	74.60	118.18	12,384	1.26	1.88
		255,000			0.58	63.30	92.49	4,792	0.52	0.76
			781,000		0.68	70.91	109.79	17,176	1.78	2.64
				122,000	0.52	51.49	77.22	2,027	0.20	0.30
Veta Thomas 50g	430,000				0.55	95.09	122.52	7,582	1.31	1.69
		340,000			0.56	81.62	109.55	6,104	0.89	1.20
			770,000		0.55	89.14	116.64	13,686	2.20	2.89
				245,000	0.65	88.37	120.67	5,087	0.70	0.95
Total measured	1,956,000				0.55	82.36	111.61	34,609	5.17	6.91
Total indicated		873,000			0.49	73.20	97.91	13,876	2.05	2.75
Total measured and indicated			2,829,000		0.53	79.79	107.34	48,435	7.22	9.66
Inferred				500,000	0.50	71.69	97.53	18,773	1.17	1.57
Inferred resources Dos Hornos 1 and 2 and Veta Thomas				500,000	0.50	71.69	97.53	18,773	1.17	1.57
Open-pit potential 20g
Once Bocas North				2,145,000	0.20	40.67	50.67	15,840	2.50	3.20
Once Bocas South				909,000	0.27	72.28	82.27	8,170	2.10	2.52
Total inferred				3,554,000	0.26	53.25	66.25	42,783	5.77	7.29

Qualified Person

Dr. Derek McBride P.Eng., prepared the 2012 mineral resource estimate for Nuevo Milenio and has supervised the preparation of information of a scientific or technical nature in this news release.

Quality Control and Data Verification

Ferdinand Holcapek, director of Cream and director-general of Cream Minerals de Mexico, is the Company's qualified person responsible for the Company's quality control and quality assurance program and has verified technical data underlying the opinions and information in this news release.  Details of the Company's quality assurance and quality control program are contained in News Release dated February 27, 2012.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver – gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

Statements in this news release regarding mineral resource estimates in respect of the Nuevo Milenio project and exploration potential of the project constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities legislation.  Some forward-looking information may be identified by terms such as “believes”, “anticipates”, “intends” or “expects”. Forward-looking information is based on a number of assumptions believed by management and the Company's independent qualified person to be reasonable based on information and data currently available.  However, such statements are subject to a number of risks and uncertainties.  There is significant uncertainty inherent in any mineral resource estimate.  Inferred mineral resources in particular have a great amount of uncertainty as to their existence, as well as to their economic and legal feasibility.  It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category, or to mineral reserves, or that further exploration will confirm or validate such estimates.   Under Canadian securities rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  Actual results of further exploration may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, operating costs and exchange rates. Changes in assumptions, including as a result of data gained through further exploration including as to continuity and grade of mineralization, unexpected geological formations, changes in commodity prices, and other factors may result in a significant reduction in the reported mineral resources and could have a material adverse effect on the Company's results of operations, financial condition and its ability to raise additional capital.

Additional Caution to US Readers

This News Release uses the terms “measured mineral resources” and “indicated mineral resources.”  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

This News Release also uses the term “inferred mineral resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, as well as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.